

August 26, 2011

Via E-Mail
Mr. Alan B. Graf, Jr.
Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

>   **Re: FedEx Corporation**
>   **Form 10-K for the year ended May 31, 2011**
>   **Filed July 12, 2011**
>   **File No. 001-15829**

Dear Mr. Graf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2011

Notes to the Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies Property and Equipment, page 86

1. We note your disclosure that expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Please tell us, and revise future filings to disclose your accounting policy for depreciating capitalized overhaul costs including the useful life used to depreciate these costs. As part of your response, please clarify for us and in your disclosure whether you include the amortization of equipment overhaul costs in depreciation and amortization or in maintenance expenses on the income statement.

Note 4. Goodwill and Other Intangible Assets, page 91

2. We note from your disclosure in Note 4 that a significant amount of goodwill has been allocated to the FedEx Freight segment at May 31, 2011. In light of the continuing operating losses in the FedEx Freight segment over the last several years, please explain to us why you believe that the goodwill allocated to this segment has not been impaired as of May 31, 2011. As part of your response, please also explain to us why you do not believe this segment is at risk as of May 31, 2011.

Note 6. Long-Term Debt and Other Financing Arrangements, page 93

3. We note your disclosure that you are in compliance with the leverage ratio covenant and "all other restrictive covenants" of your revolving credit agreement. Please revise future filings to disclose the nature and terms of all significant restrictive covenants.

Note 19. Summary of Quarterly Operating Results (Unaudited), page 118

4. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the $66 million charge in the second quarter of 2011 related to the ATA Airlines litigation and the charge related to the combination of FedEx Freight and FedEx National LTL. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief